Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934,as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 001-03788

Date: October 28, 2004

THE FOLLOWING IS AN E-MAIL THAT WAS SENT TO EMPLOYEES OF THE ROYAL DUTCH/SHELL
GROUP OF COMPANIES ON OCTOBER 28, 2004.

This note has been sent to all Shell staff except those in Canada and Japan

Not for release, publication or distribution in whole or in part into Canada or Japan.

Dear Colleagues,

Today we have announced a proposal to establish Royal Dutch Shell as a unified group — with one board, one chief executive and one headquarters. This is a major step that will change how we work.

As I said at our strategy presentation last month, we will make Shell a different company — less complicated, more competitive and more focused on delivering performance and results.

We must do this if we are to regain our competitive position and the trust of our shareholders.

I am honoured to be the first Group Chief Executive. This starts immediately. I am accountable for implementing our strategy and delivering success.

I am supported by a strong team of Executive Directors:

•	Malcolm Brinded responsible for Exploration and Production,

•	Linda Cook responsible for Gas and Power,

•	Rob Routs responsible for Oil Products and Chemicals,

•	and Peter Voser as Chief Financial Officer.

We are committed to driving the company forward — building on the improvements we have already started in the businesses and our drive for an Enterprise First culture.

Having a single headquarters in The Hague will improve communications and reduce management duplication. Some of the Corporate Centre functions now carried out in London will move there, after the normal consultation with those affected and with appropriate employee representative bodies. We will still have a major presence in London, where Downstream and Trading will continue to be based.

The establishment of Royal Dutch Shell plc — which will be a UK registered company — will depend on shareholder resolutions at the AGMs in April and other conditions. We hope to have the new structure in place in May.

Many of you are shareholders and will want to know how this would affect your holdings. You can find more details of the proposals on www.shell.com/investor

I am very excited by this decisive step and the opportunities it opens. It will help us to work together more efficiently and effectively around the world, with quicker decision-making and clearer lines of communication.

We also announced our Q3 results today. These are satisfactory results, and I am pleased with the progress we’re making. I am of course disappointed that the more rigorous review and audit process we have put in place has identified potential proved reserves reductions.

Royal Dutch Shell has many strengths — its assets, its technologies, its global portfolio and — most importantly — you, its people. I believe that together we can harness and extend those strengths to beat the competition and meet the expectations of our shareholders.

I look forward to doing this with you.

Best wishes

Jeroen van der Veer

Chief Executive

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders and other factors affecting the Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD. The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus when they become available because they will contain important information that shareholders should consider before making any decision regarding the Transaction. The scheme document, the offer document and the listing particulars/prospectus will be available in due course.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD. You are urged to carefully review: (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell; and (iii) the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of these documents will contain important information relating to the exchange offer. You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FIK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, Shell Centre, London SE1 7NA, United Kingdom.

The documentation referred to above is expected to be made public in March 2005.